UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
   For the fiscal year ended __December 31, 2017__

[   ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
   For the transition period from _____ to_____

Commission file number _____333-77420_____

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

   QCR Holdings
   401(k)/Profit Sharing Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

   QCR Holdings, Inc.
   3551 Seventh Street, Suite 204
   Moline, Illinois 61265

REQUIRED INFORMATION

The QCR Holdings 401(k)/Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QCR HOLDINGS
401(k)/PROFIT SHARING PLAN

Date: June 28, 2018   By:

Shellee R. Showalter

3

QCR HOLDINGS, INC. 401(k)/PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC
99.1	Financial Statements

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-116022) on Form S-8 of our report dated June 27, 2018 appearing in the annual report on Form 11-K of QCR Holdings, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2017.

Plante & Moran PLLC

Chicago, Illinois
June 27, 2018

QCR Holdings, Inc. 401(k)
Profit Sharing Plan

Financial Report

December 31, 2017

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Contents

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

plante moran

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
QCR Holdings, Inc. 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of QCR Holdings, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2017 and 2016 and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2017 and 2016 and the changes in its net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan's management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2008.

Plante & Moran, PLLC

Chicago, Illinois
June 27, 2018

Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Statement of Net Assets Available for Benefits

	December 31	
	2017	2016
Assets		
Cash - Non-interest bearing	$ 4,543	$ 37,836
Investments at fair value	62,912,612	52,964,079
Participant notes receivable	673,199	789,213
Employer contribution receivable	1,735,175	1,425,019
Employee contribution receivable	-	54,257
Net Assets Available for Benefits	**$ 65,325,529**	**$ 55,270,404**

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2017	2016
Additions to Net Assets		
Contributions:		
Employer	$ 1,735,175	$ 1,425,019
Participant	3,555,819	2,950,111
Rollover	898,643	2,356,137
Total contributions	6,189,637	6,731,267
Investment income:		
Interest and dividends	944,639	1,311,869
Net realized and unrealized gains on investments	7,391,835	7,055,451
Total investment income	8,336,474	8,367,320
Interest from participant notes receivable	32,623	29,062
Total additions	14,558,734	15,127,649
Deductions from Net Assets		
Benefits paid to participants	4,361,588	3,085,521
Administrative expenses	142,021	134,222
Total deductions	4,503,609	3,219,743
Net Increase in Net Assets Available for Benefits	10,055,125	11,907,906
Net Assets Available for Benefits		
Beginning of year	55,270,404	43,362,498
End of year	$ 65,325,529	$ 55,270,404

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Note 1 - Description of the Plan

The following description of the QCR Holdings, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees of QCR Holdings, Inc., and its subsidiaries, Quad City Bank and Trust Company, Cedar Rapids Bank and Trust Company, Rockford Bank and Trust Company, Community State Bank, and M2 Lease Funds, LLC, (collectively referred to as the "Company") who are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Participants may contribute up to 100 percent of their eligible compensation in the form of a salary reduction, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company makes discretionary matching contributions equal to 100 percent of the first 3 percent of the participant's compensation deferred and 50 percent of the next 3 percent of compensation deferred. The Company's profit-sharing contribution to the Plan is discretionary and is determined annually by the board of directors. There were no discretionary profit-sharing contributions made for the years ended December 31, 2017 and 2016. Participants must complete 1,000 hours of service during the plan year and be actively employed on the last day of the plan year or have terminated employment due to death, disability, or retirement in order to be eligible for matching or profit-sharing contributions.

Participant Accounts - Each participant's account is credited with the participant's contribution and the Company's matching contribution, allocations of the Company's discretionary profit-sharing contribution, and plan earnings. Allocations of the Company's profit-sharing contribution are based on participant eligible wages. Allocations of the plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - Participants were able to select from various investments, including mutual funds, a common collective trust fund, and QCR Holdings, Inc. common stock, during the years ended December 31, 2017 and 2016. All contributions are allocated according to the participants' investment directions.

4

Note 1 - Description of the Plan (Continued)

Vesting - Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company's discretionary matching contribution, discretionary profit-sharing contribution, and earnings thereon is based on years of service. Vesting is based on years of continuous service beginning at 20 percent after 1 year of service and increasing 20 percent for each year of continuous service thereafter. A participant is 100 percent vested after 5 years of continuous service.

Participant Notes Receivable - The Plan allows eligible participants to borrow up to the lesser of one-half of their vested balance or $50,000 from the Plan. Under the terms of this provision, borrowings are subject to certain limitations, including a minimum borrowing of $1,000 and a maximum term of five years or a reasonable period of time, which may exceed five years for notes receivable used to acquire a principal residence. For the years ended December 31, 2017 and 2016, interest rates were fixed at the prime rate plus 1 percent at the note inception date. Principal and interest are paid through payroll deductions.

Payment of Benefits - Upon termination of service due to death, retirement, disability, or hardship, participants or their beneficiaries may elect either a lump-sum payment equal to the value of their account or monthly installments over a period not to exceed their life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Involuntary distributions, in the form of rollovers, are made from terminated participant accounts with balances less than $5,000.

Forfeitures - The Company may elect to have forfeitures of terminated participants' nonvested employer match and profit-sharing portions of their accounts used to reduce future Company matching and profit-sharing contributions.

Revenue Sharing - The Company has a revenue sharing agreement in place whereby fees earned by some of the mutual fund companies are shared with the Plan, which are used for the benefit of the Plan to pay administrative expenses. For the years ended December 31, 2017 and 2016, expenses to the Plan were reduced by $20,014 and $26,690, respectively, as these were paid under the revenue sharing agreement.

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared using the accrual basis of accounting.

Investment Valuation - The Plan's investments are stated at fair value. The common collective trust funds are valued at net asset value per share (or its equivalent) of the funds, which are based on the fair value of the funds' underlying net assets. There were no unfunded commitments or redemption restrictions on the common collective trust funds. Shares of mutual funds and Company common stock are valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balance plus any accrued interest. Participant notes receivable are written off and considered deemed distributions in the quarter after the notes receivable become delinquent.

Payment of Benefits - Benefits are recorded when paid.

Expenses - Certain administrative and operating expenses are paid by the Plan's sponsor.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Note 2 - Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Note 3 - Fair Value Measurement of Investments

The Plan accounts for its financial assets and liabilities in accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

Level 1 - Quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 – Observable inputs, other than Level 1 prices, such as quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Note 3 - Fair Value Measurement of Investments (Continued)

The Plan's policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no transfers between levels of the fair value hierarchy during 2017 and 2016.

Assets Measured at Fair Value on a Recurring Basis at December 31, 2017

	Total	Level 1
Mutual funds	51,731,295	51,731,295
QCR Holdings, Inc. common stock	10,114,080	10,114,080
Total investments measured at fair value	$ 61,845,375	61,845,375
Investments measured at NAV:		
Common collective trust fund	1,067,237	
Total investments at fair value	$ 62,912,612	

Assets Measured at Fair Value on a Recurring Basis at December 31, 2016

	Total	Level 1
Mutual funds	40,559,248	40,559,248
QCR Holdings, Inc. common stock	11,408,237	11,408,237
Total investments measured at fair value	$ 51,967,485	51,967,485
Investments measured at NAV:		
Common collective trust fund	996,594	
Total investments at fair value	$ 52,964,079	

Note 4 - Related Party Transactions

Certain plan investments include investments in shares of the Company's common stock. In addition, the Company pays certain expenses for the Plan. These transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the accounts of all participants shall become 100 percent vested and shall be distributed to the participants or their beneficiaries.

Note 6 - Tax Status

The Internal Revenue Service has determined in a letter dated March 31, 2008 that the Plan and the trust are designed in accordance with applicable portions of Section 401(a) of the Internal Revenue Code. Although the Plan has been amended since receiving this determination letter, the plan administrator believes that the Plan, as amended, continues to qualify under the applicable sections of the Internal Revenue Code.

The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2014.

QCR Holdings, Inc. 401(k) Profit Sharing Plan

(a)	(b) Issue	(c) Description	(d) Cost	(e) Current Value
**	QCR Holdings, Inc. Stock	Common stock	*	10,114,080
	American Funds EuroPacific GR R6	Mutual fund	*	7,075,665
	American Funds AMCAP R6	Mutual fund	*	5,354,536
	Vanguard 500 Index ADM	Mutual fund	*	5,239,771
	Vanguard Windsor II Admiral	Mutual fund	*	4,059,361
	Dreyfus/The Boston Co SM/MD CP GR I	Mutual fund	*	3,482,379
	Lord Abbett Value Opp I	Mutual fund	*	3,100,529
	Oppenheimer Dev Markets I	Mutual fund	*	2,345,493
	Prudential Absolute Return Bond Z	Mutual fund	*	2,147,650
	Western Asset Core Plus Bond I	Mutual fund	*	2,081,296
	Vanguard Target Retirement 2035 Inv	Mutual fund	*	1,965,624
	Vanguard Target Retirement 2025 Inv	Mutual fund	*	1,784,828
	American Funds Capital World G/I R6	Mutual fund	*	1,449,827
	Templeton Global Bond R6	Mutual fund	*	1,443,711
	Vanguard Target Retirement 2050 Inv	Mutual fund	*	1,357,025
	Vanguard Small Cap Index ADM	Mutual fund	*	1,347,811
	Vanguard Total Stock Mkt Index ADM	Mutual fund	*	1,270,158
	DFA Intl Small Cap Value Port	Mutual fund	*	1,185,542
	Vanguard Mid Cap Index ADM	Mutual fund	*	1,154,096
	Vanguard Target Retirement 2015 Inv	Mutual fund	*	1,087,795
	Vanguard Target Retirement 2040 Inv	Mutual fund	*	1,080,598
	Vanguard Target Retirement 2045 Inv	Mutual fund	*	623,985
	Vanguard Target Retirement 2030 Inv	Mutual fund	*	562,469
	Vanguard Target Retirement 2020 Inv	Mutual fund	*	250,291
	Vanguard Target Retirement Income Inv	Mutual fund	*	156,023
	T. Rowe Price Personal Strat Gr I	Mutual fund	*	84,489
	Vanguard Target Retirement 2055 Inv	Mutual fund	*	27,503
	Vanguard Target Retirement 2060 Inv	Mutual fund	*	12,231
	T. Rowe Price Personal Strat Bal I	Mutual fund	*	609
	Key Bank EB Managed GIC Fund	Common collective trust fund	*	1,067,237
		Subtotal		**62,912,612**
	Participant notes receivable	bearing interest at rates of 4.25% to 4.50%	*	673,199
		Total		**$ 63,585,811**

* Cost information not required for participant-directed investments

** Party-in-interest, as defined by ERISA